UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)
Gregory Tan
Managing Director, Legal & Regulatory
Temasek International Pte. Ltd.
60B Orchard Road
#06-18 Tower 2 The
Atrium@Orchard
Singapore 238891

With Copies to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing, China
Telephone: + 86 10 5920 1080
Facsimile: + 86 10 5879 3902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 1(f) or 1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Life Sciences Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
V-Sciences Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

Introduction

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No.3 to Schedule 13D (this “Amendment No.3”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2019, as amended by Amendment No. 1 filed on January 24, 2020 and Amendment No. 2 filed on September 18, 2020 (the “Schedule 13D”), by each of Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Temasek Life Sciences Private Limited (“TLS”) and V-Sciences Investments Pte Ltd (“V-Sciences”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement and the Debt Commitment Letter (each as defined below) are incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 26, 2020, Biomedical Treasure Limited (“Biomedical Treasure”), Biomedical Future Limited (“Biomedical Future”) and Biomedical Development Limited (“Biomedical Development”) executed a deed of adherence (the “Management Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which each of Biomedical Treasure, Biomedical Future and Biomedical Development became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.  In connection with the entry into the Management Adherence Deed, the Additional PWM SPAs (as defined below), the Additional Parfield SPA (as defined below) and other certain documents, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, entered into by and between PWM and the Issuer, and (ii) (A) those certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that the parties referenced in the waiver and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations (including entering into the agreements and consummating the transactions contemplated or referenced to) under, the foregoing mentioned documents.

On November 19, 2020, the Issuer publicly announced that it had entered into an agreement and plan of merger, dated as of November 19, 2020 (the “Merger Agreement”), among the Issuer, CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent.  Under the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares owned by the Issuer or any of its subsidiaries, which will be cancelled without payment of any consideration therefor, (b) Ordinary Shares owned by Parent or any of its subsidiaries, including, for the avoidance of doubt, the Ordinary Shares contributed by the Rollover Securityholders (as defined below) to Parent pursuant to the terms and conditions of the Support Agreement (as defined below), which at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time, will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent.  In addition, if the Merger is consummated, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the members of the Buyer Consortium.

The Buyer Consortium anticipates that approximately $1.56 billion is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares not owned by members of the Buyer Consortium and their respective affiliates at a purchase price of $120.00 per Ordinary Share, and (ii) settle outstanding options, restricted share awards and restricted share unit awards of the Issuer in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”).

The Transactions will be funded through a combination of (a) the proceeds from a committed senior term loan facility contemplated by a debt commitment letter dated as of November 13, 2020 (the “Debt Commitment Letter”) by and among Merger Sub, Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行) (the “Arrangers” and “Underwriters”), (b) cash in the Issuer and its subsidiaries, (c) rollover securities of the Issuer from the Rollover Securityholders, which will be contributed to Parent and will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time, and (d) if any of the transactions contemplated by (i) those certain share purchase agreements, dated as of October 26, 2020, by and between PWM and each of Biomedical Treasure, Biomedical Future and 2019B Cayman Limited, an affiliate of CITIC Capital (“2019B Cayman”) (collectively, the “Additional PWM SPAs”) or (ii) that certain share purchase agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman (the “Additional Parfield SPA”) fails to consummate prior to the Effective Time, cash contributions contemplated by the applicable equity commitment letters, each dated as of November 19, 2020 (collectively, the “Equity Commitment Letters”), by and between Parent and each of Biomedical Treasure, Biomedical Future and 2019B Cayman, and/or their respective affiliates.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Arrangers and Underwriters have committed to arrange and underwrite a senior term loan facility of $1,100,000,000 to Merger Sub to consummate the Merger.

Concurrently with the execution of the Merger Agreement, Beachhead, Double Double, Point Forward, Parfield, 2019B Cayman, Hillhouse, HH China Bio Holdings LLC (an affiliate of Hillhouse), V-Sciences, Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, Guangli Pang, Ming Yang, Gang Yang, Ming Yin and Bingbing Sun (each, a “Rollover Securityholder”),TB MGMT Holding Company Limited (“TB MGMT”), TB Executives Unity Holding Limited (“TB Executives”) and TB Innovation Holding Limited (“TB Innovation”) entered into a voting and support agreement dated as of November 19, 2020 (the “Support Agreement”) with Parent, pursuant to which each Rollover Securityholder agreed with Parent, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its equity securities of the Issuer, together with any Ordinary Shares (whether or not subject to a restricted share award of the Issuer) acquired (whether beneficially or of record) by such Rollover Securityholder after the date thereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder’s obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated thereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the Effective Time the rollover securities of the Issuer beneficially owned by such Rollover Securityholder.

Concurrently with the execution of the Merger Agreement, 2019B Cayman, TB MGMT, TB Executives, TB Innovation and each existing member of the Buyer Consortium entered into an amended and restated consortium agreement (the “A&R Consortium Agreement”) with Parent and Merger Sub, pursuant to which, among other things, (a) the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Consortium with respect to the transactions contemplated by the Merger Agreement, (b) each of TB MGMT, TB Executives and TB Innovation agreed to join the Buyer Consortium, (c) the parties thereto agreed that effective from the date of the A&R Consortium Agreement, all rights and obligations of CITIC Capital under the Consortium Agreement are assigned, novated and transferred to 2019B Cayman, and (c) in anticipation of consummation of the transactions contemplated by the Additional PWM SPAs, the parties thereto agreed to terminate certain provisions of the Consortium Agreement with respect to PWM in accordance with the terms of the A&R Consortium Agreement and PWM agreed to comply with its obligations under certain provisions of the A&R Consortium Agreement and the PWM Voting Undertaking (as defined below).

Concurrently with the execution of the Merger Agreement, each of Centurium Capital Partners 2018, L.P. (an affiliate of Beachhead), Parfield, 2019B Cayman, Hillhouse, V-Sciences, Biomedical Treasure, Biomedical Future, Biomedical Development and/or their affiliates executed and delivered a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.
Concurrently with the execution of the Merger Agreement, PWM entered into a voting undertaking (the “PWM Voting Undertaking”), pursuant to which PWM agreed, among other things, subject to the terms and conditions of the PWM Voting Undertaking, to vote the equity securities of the Issuer beneficially owned by it in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.
In connection with the entry into the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement, the PWM Voting Undertaking and the Debt Commitment Letter (collectively, the “Merger Documents”), the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, entered into by and between PWM and the Issuer, and (ii) (A) those certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that the parties to the waiver and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations (including entering into the agreements and consummating the transactions contemplated or referenced to) under, the Merger Documents.
References to the Merger Agreement, the Support Agreement, the Limited Guarantee issued and delivered by V-Sciences, the A&R Consortium Agreement and the Debt Commitment Letter are qualified in their entirety by reference to the Merger Agreement, the Support Agreement, the Limited Guarantee issued and delivered by V-Sciences, the A&R Consortium Agreement and the Debt Commitment Letter, copies of which are attached hereto as Exhibits 2, 3, 4, 5 and 6 incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this Schedule 13D is provided as of the date of this filing:

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by FMPL, TLS, and V-Sciences.

FMPL, through its ownership of TLS, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by TLS and V-Sciences.

TLS, through its ownership of V-Sciences, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by V-Sciences.

V-Sciences is the direct beneficial owner of 1,240,000 Ordinary Shares.

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares, which represents approximately 68.3% of the total number of Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer. Neither the filing of this Amendment No.3 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, Double Double, Point Forward, PWM, Parfield, CITIC Capital, Hillhouse, Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives, TB Innovation and Mr. Chow and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Amendment No. 3. To the knowledge of the Reporting Persons, none of any director or executive officer of any Reporting Person has effected any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Amendment No. 3.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares directly held by V-Sciences, other than each of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement, the PWM Voting Undertaking and the Debt Commitment Letter under Item 4 are incorporated herein by reference in their entirety.

Item7.	Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of September 30, 2019 by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (filed as Exhibit 6 to the Schedule 13D filed with the Commission by the Reporting Persons with respect to the Issuer on September 30, 2019, and incorporated herein by reference)

Exhibit 2 Merger Agreement (incorporated herein by reference to the Merger Agreement filed as Exhibit 1 to the Amendment No. 15 to the Schedule 13D filed by Beachhead and the other Reporting Persons named therein on November 20, 2020 (the "Beachhead 13D Amendment No. 15"))

Exhibit 3 Support Agreement (incorporated herein by reference to the Support Agreement filed as Exhibit 2 to the Beachhead 13D Amendment No. 15)

Exhibit 4 A&R Consortium Agreement (incorporated herein by reference to the A&R Consortium Agreement filed as Exhibit 3 to the Beachhead 13D Amendment No. 15)
Exhibit 5* Limited Guarantee, dated as of November 19, 2020, issued and delivered by V-Sciences

Exhibit 6 Debt Commitment Letter (incorporated herein by reference to the Debt Commitment Letter filed as Exhibit 5 to the Beachhead 13D Amendment No. 15)

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2020

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Gregory Tan
Name:	Gregory Tan
Title:	Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Gregory Tan
Name:	Gregory Tan
Title:	Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

By:	/s/ Lim Siew Lee Sherlyn
Name:	Lim Siew Lee Sherlyn
Title:	Director

V-SCIENCES INVESTMENTS PTE LTD

By:	/s/ Khoo Shih
Name:	Khoo Shih
Title:	Authorised Signatory